

November 19, 2012

<u>Via E-mail</u>
Corey A. Chambas
President and Chief Executive Officer
First Business Financial Services, Inc.
401 Charmany Drive
Madison, Wisconsin 53719

Re: **First Business Financial Services, Inc**.
Registration Statement on Form S-1
Filed November 1, 2012
File No. 333-184690

Dear Mr. Chambas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>
<u>General</u>

1. As far as practicable, please fill-in all blanks in the next amendment.

<u>Prospectus Cover Page</u>

2. Revise to state that this is your initial public offering and confirm that no distribution of the Prospectus will be made until the number of shares is included.

3. Revise the cover page to state the firm commitment nature of the underwriting arrangements.

Prospectus Summary
General

4. Revise to add demographic and economic data from your market area, such as, commercial vacancy rates and their trend, unemployment trends, etc.

Our Business Lines, page 1

5. Revise to disclose, where applicable, the percentage of total loans that each line comprises.

The Offering, page 7

6. Revise to disclose the percentage of shares being offered to those outstanding.

7. Revise to clearly state the approximate dollar amount to be repaid on the 2018 Subordinated Debt. Make corresponding changes throughout the Prospectus.

Use of Proceeds, page 29

8. Revise to disclose the interest rate on the subordinated debt to be repaid.

Underwriting, page 97

9. Provide the itemized underwriting expense disclosure required by Item 511 of Regulation S-K.

Part II. Exhibits

10. We note that the identification of the certifying individuals at the beginning of Exhibits 31.2 and 31.2 as required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual's title.

11. Please file the excluded exhibits, including the legal opinion, as we may have comments.

Form 10-K

Item 1. Business, page 4

12. In future filings include a discussion of your market area that includes material demographic information, such as population trends regarding growth, age and per capita income, and name the major employers and the primary types of employment in your market area.

13. In future filings disclose here or in your MD&A the risks inherent in your various loan types, noting which are at higher risk.

Item 13: Certain Relationships and Related Transactions

14. In future filings, revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for *comparable loans with persons not related to the lender.* For the updated disclosure requirements, refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

15. Advise us whether you could have made the Item 404(a) disclosure cited above in your 2011 10-K filing. If not, amend.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel